FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

Abbey returns to profit despite £564 million of restructuring charges

Key highlights:

  statutory profit before tax of £273 million (2003: a loss of £(686) million), and a profit attributable to ordinary shareholders of £32 million (2003: a loss of £(759) million);
  trading profit before tax (1) for Personal Financial Services (PFS) of £814 million (statutory PFS profit before tax of £250 million compared with £235 million in 2003);
  second half trading performance was affected by a further decline in PFS revenues reflecting the expected spread decline, negative life assurance experience variances and an element of business disruption;
  trading cost growth below inflation, with a modest increase of 1% to £1,599 million;
  credit quality remains excellent, with no significant signs of deterioration on either the secured or unsecured loan portfolios;
  non-trading charges of £564 million include £321 million of re-organisation costs incurred through 2004, and a further £243 million of post-acquisition charges;
  total customer loans of £94.3 billion, up 4% on last year;
  the Portfolio Business Unit (PBU) assets have further reduced by 62% to £4.7 billion, now less than 10% of the original £60 billion, and a statutory profit reported for 2004;
  a PFS trading cost: income ratio of 61.5% and return on equity of 12.1%; and
  capital ratios remain strong, with an equity tier 1 ratio of 7.0%

(1) A detailed definition of ‘trading’ is included in the glossary at the end of this document. The statutory financial statements are contained in Appendices 1 to 4, including a profit and loss reconciliation between the ‘trading’ and ‘statutory’ definitions.

London, 25 February 2005

"2004 marked the year that Abbey returned to profit. This business has huge potential. We can now realise this using Santander’s strength and placing a strong emphasis on execution."

Francisco Gomez-Roldan

Abbey’s results are resilient given a year of change, and the impact of takeover activity on the business in the second half. Abbey has returned to profit, despite incurring significant charges and provisions – totalling £564 million.

We have started to see signs of revenue stabilisation in recent quarters, but the outlook on revenues for 2005 remains tough. Against this backdrop we will work to improve sales productivity while at the same time reducing costs.

Abbey’s focus, like that of Grupo Santander, is retail banking – working hard at the basics and aiming to improve sales and revenue performance across all our sales channels. At Board level, we are close to completing a top class team and are confident we will demonstrate good progress throughout 2005.

Strategic Outline

A new high-level management structure, headed by Chief Executive Francisco Gomez-Roldan, is in place and a new executive team is almost complete, with the experience and energy to meet the goals for 2005 and beyond:

  the new simpler management structure, announced in November 2004, combined IT and Customer Operations under a new division called Manufacturing;
  Graeme Hardie, former Head of NatWest Retail Banking, has joined the Board as Sales & Marketing Director, a role combining the customer sales and customer propositions functions; and
  recruitment is underway for a head of Insurance and Asset Management division.

We have also announced today the alignment of the Abbey corporate identity with the global identity used by Grupo Santander across 40 countries. The familiar Abbey brand name will continue to be used with Grupo Santander’s flame symbol, showing that Abbey is now part of a powerful group. The focus on improving the customer experience remains.

Priorities for 2005

  improving sales performance and productivity;
  stabilising revenue trends in mortgages and savings, and positioning the PFS business for revenue growth in 2006;
  significant cost base reductions; and
  maintaining a strong focus on risk and compliance.

Improving sales performance and productivity

Key to unlocking the potential in the Abbey customer franchise is improving sales performance and productivity across all sales channels – branch, telephone, electronic and intermediary. An immediate priority is to tackle unacceptable levels of employee turnover in Abbey's branches and telephone sales sites. In addition, work is underway to:

  increase the number and quality of customer-facing employees;
  increase the number of dedicated sales staff by more than 30%;
  introduce a new incentive scheme more closely linked to performance and quality;
  introduce new minimum sales performance standards;
  improve local management information, particularly in branches, to increase local accountability;
  re-branding and refurbishment of branches from May; and
  ensure that all call centres can advise and sell across a wider range of PFS products – with a seamless link with the branches to assist in terms of retention.

The intermediary channel remains an important part of Abbey’s plans for delivering growth, with the priority on improving service levels, particularly for our main IFA relationships, including enhancing our online capability and tailoring products exclusively for the IFA channel.

Revenues

In 2005, the aim is to stabilise mortgage and savings income. In the future, Abbey will compete more effectively in its core markets, and in 2005, we’re targeting a significant increase in mortgage sales through all channels. In addition, over the next 18 months, we will continue to develop higher margin products such as large loans, buy-to-let and new build.

In savings, the focus continues to be to rebuild the profitable branch-based franchise, in addition to using electronic channels.

In both mortgages and savings, retaining existing customers is a key driver of value.

Outside mortgages and savings, improvements are expected in 2005 across most product areas. In particular, we expect to make progress in rebuilding investment sales with the first step being a new range due for launch in March, focusing on capital guaranteed offers that use our structuring capability in Abbey Financial Markets. We are also developing plans to boost our unsecured lending, general insurance and SME operations.

Tackling the cost base

The first phase of work to reduce Abbey's cost base is underway, with significant reductions in headcount already made, and restrictions on recruiting non customer-facing staff in place. In addition:

  3,000 roles will be removed by the end of the year, with good progress already made and 2,000 of the people affected to be told by the end of March. The vast majority of the roles removed to date relate to back-office functions without affecting our risk and compliance capability;
  60% of non-Partenon projects have been cancelled, without damaging revenue prospects; and
  a new management team has been introduced specifically to control the cost base.

In 2005, the programme of site rationalisation will be accelerated, focusing on reducing the number of call centres in the UK (currently 25), and supported by the development of a single telephony platform.

The other component of the first phase of cost reduction involves a project spanning 10 workstreams focusing on business and process re-engineering, with benefits expected to increase from 2006.

The second phase of cost reduction involves the rollout, from late in 2006, of Partenon, Santander's industry-leading IT platform, and detailed plans are now in place.

Measuring Abbey’s progress

We remain confident of achieving the published revenue and cost synergies:

  £150 million of revenue synergies by 2007 with momentum from 2006; and
  a run-rate of £200 million gross cost savings by the end of 2006, rising to £300 million by 2007.

During the course of 2005 we expect to be able to demonstrate clear evidence of:

  increased numbers of customer facing staff;
  increased staffing levels dedicated to sell;
  reduced new joiner staff turnover;
  improved sales performance across all channels;
  improved market share trends across the range of PFS products;
  successful product launches;
  further site closures; and
  3,000 roles removed across the business.

In terms of financial performance during 2005, we are targeting to:

  stabilise PFS trading revenue trends on an underlying basis;
  accelerate cost savings, with a cost reduction in 2005 of £150 million instead of the £100 million originally targeted; and
  reduce non-trading re-organisation charges, which will be in line with previous guidance of c.£150 million per year, in addition to which there will be some ongoing spend associated with regulatory change.

Results

Statutory profit before tax of £273 million, marks a significant improvement on 2003. Net attributable profit was £32 million compared with a loss of £759 million in 2003. The year-on-year improvement was largely due to significant losses incurred in 2003, relating to the PBU wind-down, not being repeated in 2004. Please refer to Appendix 4, which contains commentary on a statutory basis.

Abbey’s results continue to be affected by significant restructuring and, in 2004, additional charges and provisions in relation to the acquisition by Grupo Santander. For this reason, both a statutory and trading view of the results is provided – to assist in the understanding of the underlying trends and performance of the business.

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	FY 2004	FY 2003
PFS trading profit before tax	206	262	286	60	814	1,021
Non-trading charges	(59)	(69)	(54)	(382)	(564)	(786)
PFS profit before tax	147	193	232	(322)	250	235
PBU profit before tax	5	5	34	(21)	23	(921)
Abbey profit before tax	152	198	266	(343)	273	(686)

The fall in PFS trading profit before tax in the fourth quarter reflects £48 million of negative lapse assumptions and other experience variances in the life businesses (which are only booked half yearly), and a slower quarter for Abbey Financial Markets. In addition, the result is also impacted by provisions for other liabilities, largely offset by a write-back of general provisions relating to the mortgage book.

PFS trading income:

(£m)	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Net interest income	380	418	339	333
Non-interest income	266	255	383	226
PFS trading income	646	673	722	559

Net interest income for the year of £1,470 million was down 14%, with the second half 16% lower than the first, though starting to show signs of stabilisation in the last quarter. The year has been characterised by modest asset and liability growth, with a shift in focus to value and sustainable new business in terms of both mortgage lending and savings inflows. In addition, the 2004 results include c.£50 million of income in relation to free-reserves, largely a profit relating to the close out of hedging, that will not recur in 2005.

Non-interest income of £1,130 million was up 5%, with the second half stronger than the first. Banking and Savings has benefited from increased bank account fee income, and a release of unused mortgage reassurance reserves of £42 million that will not repeat in 2005.

Abbey Financial Markets contributed £291 million, up 30%, reflecting a favourable trading environment and certain non-recurring risk management trades largely completed in the third quarter.

Offsetting these positive trends was a lower contribution from the life businesses, largely reflecting a lower embedded value (EV) unwind following a reduction in the risk discount rate and the impact of rebasing charges taken last year. Experience variances and assumption changes were flat year on year, with a second half charge of £(48) million. These adjustments affect all UK bancassurers and result from a six-monthly review of assumptions performed by actuaries, and can be positive or negative. The second half charge was largely driven by less favourable experience relating to expense overruns, changes to reserving and modelling assumptions, and taxation adjustments.

Spread

%	Half 2 2003	Full Year 2003	Half 1 2004	Half 2 2004	Full Year 2004
PFS asset spread	0.85	0.90	0.75	0.65	0.70
PFS liability spread	0.84	0.88	0.79	0.77	0.78
Total PFS spread	1.69	1.78	1.54	1.42	1.48

Note: The PFS banking spread has been restated to reflect the sale of the asset financing businesses in Half 1 2004 and adjustment of reported asset and liability balances.

The full year PFS banking spread narrowed to 1.48%. The pressure on asset spreads reflects lower early redemption charges combined with a fall in the absolute balance of mortgage assets paying standard variable rate (SVR). The pressure on liability spreads was also driven by the changing liability mix with high margin back book attrition being replaced by lower margin, but still profitable, new inflows.

Through 2005, a modest decline in the spread is expected following a period of relative stability in the last two quarters. Incentive period maturities will again start reverting to SVR, which is expected to end the year higher in absolute terms than the opening position. While back-book attrition of high margin savings accounts will continue, the business will be challenged to substantially offset this impact on income via profitable new inflows.

PFS trading expenses:

£m	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Trading expenses	396	387	399	417

FTE	Dec 03	Mar 04	Jun 04	Sep 04	Dec 04
PFS headcount	24,813	25,245	25,346	24,389	24,299

Trading expenses increased by 1%, reflecting inflationary growth and increased marketing spend, largely offset by cost savings including the initial benefits of site rationalisation.

Including costs reported in embedded value of £165 million, total trading expenses were broadly flat for the year. Headcount in the second half of the year reduced, driven by site closures. Excluded from the graph above are FTE (not on payroll) transferred to outsourcing arrangements in India. As at December these totalled c.567 roles.

PFS trading provisions:

£m	Qtr 1	Qtr 2	Qtr 3	Qtr 4

Trading bad debt provisions	44	23	41	(74)

%	Dec 02	Dec 03	Dec 04

NPL as a % of asset	1.06	0.77	0.82

Trading provisions for bad and doubtful loans (before the write-back of general provisions of £117 million) were £151 million, up 16%. The underlying mortgage provision charge improved year on year, with the increase in overall charge driven by strong asset growth in unsecured personal loans combined with fraud write-offs in relation to bank accounts.

Mortgage credit quality remains excellent, in part reflecting actions taken during the year including taking a more cautionary stance on high income-multiple applications. Average LTV on new business in Half 2 was 60%, lower than the same period last year, with an average 45% LTV on stock (December 2003: 50%). Three month plus arrears reduced over the year by 2% to 8,000, and properties in possession reduced by 11% to 288.

As reported in the third quarter, there has been a slight increase in mortgage arrears levels since the interims, but from a historically low point. Non-performing mortgage loans as a percentage of mortgage assets are 0.60%, marginally up on last year (0.57%).

In the fourth quarter, a £154 million provision for other liabilities, including potential mis-selling risk has been raised. Together with a similar provision of £50 million raised in 2003, this should significantly reduce the likelihood of future charges.

Non-trading items:

In total, non-trading items were £564 million.

In July 2004, a detailed review of the with profits funds was completed, and agreement reached with the FSA, resulting in no further charges to the profit and loss or capital, over and above amounts taken in prior years. For the year, there is a credit for embedded value charges and rebasing of £21 million resulting from a write-back of some of the charges taken in prior years, partly offset by a charge for variances in investment performance against assumptions.

Re-organisation costs of £565 million were driven by the re-organisation programme initiated early in 2003, expenses relating to mandatory regulatory changes, costs associated with the sale of Abbey to Grupo Santander, and subsequent costs and provisions raised post-completion of the transaction. The post-acquisition charges amount to £243 million, consisting largely of redundancy costs and asset write-downs.

Portfolio Business Unit:

Profit before tax of £23 million (2003: loss of £921 million), including a £30 million provision relating to the Dublin life assurance fund and remaining consumer finance operations. With the exception of Porterbrook, which is a profitable business, the remaining PBU assets have been written down to management’s view of market value.

PBU assets

£ bn	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Dec 2004
Debt securities	1.0	0.7	0.5	-	-
Loan portfolio	2.0	1.7	0.9	0.6	0.4
Leasing businesses	4.7	4.3	4.1	3.9	3.4
Private equity	0.4	0.1	-	-	-
Other	0.2	0.2	-	-	-
Wholesale Banking	8.3	7.0	5.5	4.5	3.8
First National	2.1	1.7	1.3	1.1	0.9
European Banking and Other	1.9	1.5	1.5	1.5	-
Total PBU assets	12.3	10.2	8.3	7.1	4.7

Progress in exiting the PBU continues to run ahead of plan, with a further 62% reduction in 2004, including the agreement to sell all remaining project finance exposures and the sale of the residual high yield debt securities portfolio. Of the decrease, 20%, or £2.4 billion, was achieved in the fourth quarter, including the sale of the remaining European banking business, and good progress in reducing leasing assets including the sale of 14 aircraft, with a further 15 remaining, of which 7 are well advanced.

Business analysis

PFS segmental trading and statutory profit and loss:

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	FY 2004	FY 2003
Banking and Savings	160	193	177	115	645	876
Investment and Protection	63	52	56	(6)	165	239
General Insurance	16	20	22	12	70	73
Abbey Financial Markets	42	33	104	24	203	140
Group Infrastructure	(75)	(36)	(73)	(85)	(269)	(307)
PFS trading PBT	206	262	286	60	814	1,021
Less:
- EV charges and rebasing	-	(24)	-	45	21	(443)
- Re-organisation expenses	(54)	(40)	(49)	(422)	(565)	(315)
- Goodwill charges	(5)	(5)	(5)	(5)	(20)	(28)
PFS statutory PBT	147	193	232	(322)	250	235

Banking and Savings trading profit before tax down 26% to £645 million, almost entirely due to reduced net interest income reflecting the 30 basis point reduction in the spread. The movement in the fourth quarter relates to the net of the provision for contingent liability raised (£154 million) and the release of general provisions (£117 million).

Investment and Protection trading profit before tax down 31%. Improved margins in Scottish Provident offset the impact of reduced new business volumes across the investment and protection range. The drop in profits was largely due to a reduction in the risk discount rate, and a lower unwind of embedded value following write-downs of the EV asset in 2003. In addition, the life businesses have been affected by a higher charge for capital from the centre. The movement in the fourth quarter relates to £48 million of experience variances (which are only booked half yearly).

General Insurance trading profit before tax broadly flat at £70 million with lower fee income reflecting the impact of lower mortgage volumes and an increase in policy lapses as a result of system changes in half 2, offset by cost savings.

Abbey Financial Markets trading profit before tax of £203 million was up 45%, reflecting favourable market conditions and a number of positive risk management trades which totalled c.£65 million, that will not repeat in 2005.

Group Infrastructure trading loss before tax reduced, with an increase in costs offset by lower provisions for contingent liabilities.

Business flows:

	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	FY 2004	FY 2003
Gross mortgage lending (£ bn)	6.7	6.3	6.4	5.6	25.0	29.1
Capital repayments (£ bn)	4.6	5.2	6.0	6.1	21.9	19.7
Net mortgage lending (£ bn)	2.1	1.1	0.4	(0.5)	3.1	9.4
Stock (£ bn)	90.0	91.0	91.4	90.9	90.9	87.8

Market share – gross lending	10.1%	8.2%	8.0%	8.4%	8.6%	10.7%
Market share – repayments	10.5%	10.7%	11.5%	13.3%	11.5%	11.2%
Market share – net lending	9.2%	3.8%	1.3%	(2.3)%	3.1%	9.9%
Market share – stock	11.3%	11.0%	10.7%	10.4%	10.4%	11.5%

Total net deposit flows (£ bn)	(1.2)	0.2	1.2	1.2	1.4	1.2

Bank account openings	99,000	92,000	104,000	95,000	390,000	396,000
Gross UPL lending (£ m)	676	430	456	536	2,098	1,660
Credit card openings	40,000	49,000	60,000	49,000	198,000	251,000

Investment sales – APE (£ m)	26	32	28	33	119	184

Protection sales – APE (£ m)	31	25	22	19	97	125

General Insurance sales	101,000	95,000	98,000	82,000	376,000	452,000

Main highlights include:

  gross mortgage lending of £25.0 billion, down on last year and an estimated share of 8.6%. New lending business in 2004 has been affected by the extent of re-organisation across all sales channels. However, share of more profitable segments such as first-time buyer and home mover have been more robust, with the sharpest decline in lending and share in the remortgage segment. Average new business margins were up by 13 basis points year on year;
  capital repayments of £21.9 billion were above our natural stock share, and were largely driven by second half maturities of two year incentive lending written in 2002. As a result, net lending was lower than 2003 and equivalent to a 3.1% market share for the year with a weak final quarter. Implementing mortgage regulation (N3) further undermined our approvals performance in Q4 2004, which is likely to result in negative net lending in Q1 2005;
  deposit inflows of £1.4 billion for the year, with a strong second half performance of £2.4 billion. The focus on profitable branch-based deposits has delivered positive results in the second half, with inflows into accounts such as Flexible Saver broadly offsetting attrition from back book accounts. cahoot also made a strong contribution to deposit inflows;
  bank account openings were broadly flat despite reduced marketing spend, with a significant uplift in youth account openings, and balances of Abbey-branded liability up 4% to £4.5 billion;
  a 26% increase in gross unsecured lending new business, with uplifts through both the Abbey and cahoot brands, and overall asset growth of 17%;
  credit card openings were down year on year, but with second half openings up 22%;
  investment sales were down 35%, continuing to be affected by the exit from with profit products and management actions taken over the last 18 months, albeit delivering a stronger performance in the final quarter; and
  protection sales were down by 22%, although the business was able to offset this by increasing margins. General insurance sales were slightly lower during the period, in part reflecting lower mortgage volumes, but largely due to the exit from travel and motor insurance.

Impact of International Financial Reporting Standards (IFRS)

	2004 impacts
Standard	P&L impacts		Equity impact
£ m	Statutory	Combined stat.& proforma
IAS 19 – Pensions	1	1	(1,194)
IAS 16 and 17 – Leasing	(1)	(1)	(162)
IAS 38 – Software capitalisation	(109)	(109)	-
IFRS 2 – Stock option expensing	-	-	(46)
IFRS 4 / IAS 39 – Life investment products	-	12	(85)
IAS 39 – Non-trading derivatives	n/a	see notes	(199)
IAS 39 – Credit provisions	n/a	(136)	3
IAS 39 – Investment debt and equity securities	n/a	see notes	52
IAS 39 – Fees and commissions	n/a	(34)	(35)
IAS 39 – De-recognition of liabilities	n/a	(9)	(154)
IAS 32 – Preference shares	n/a	(97)	62
Other	5	(6)	(25)
Total pre-tax impact of IFRS	(104)	(379)	(1,783)
IAS 12 – Deferred taxation	21	21	(40)
Tax effect of above adjustments	28	84	494
Total post-tax impact of IFRS on 2004	(55)	(274)	(1,329)

The impacts above are based on the standards currently in issue and management’s current interpretations of them. As such, the numbers quoted are indicative and intended only to convey direction and approximate scale. These adjustments are unaudited.

In the above analysis the statutory adjustments relate to accounting changes applicable retrospectively (i.e. involving restatements). The proforma effects represent management’s estimate of the effect of applying those standards that are prospective from 1 January 2005 to the 2004 results. This has not been possible with respect to certain aspects of IAS 39, where the business model has been substantially changed to minimise the impact, making a realistic estimate of the effect on 2004 difficult to ascertain.

If all new standards were applied to 2004, profit before tax would be reduced by £379 million. However, a significant element of this fall would not be ongoing, and the impact of preference shares is a reclassification, which is attributable profit neutral. Therefore, the impact on ongoing PFS trading results is estimated to be c.(5)% (excluding the preference share reclassification). The main standards effecting Abbey are outlined below.

IAS 19 – Pensions – The equity charge reflects the actuarial pension deficit being recognised on the balance sheet. The profit before tax impact in 2004 is not material since the increased pension charge after applying a discount rate to liabilities is offset by adding back the release of existing SSAP 24 accruals. The increase in ongoing pension costs should be substantially offset by the forecast level of FTE reductions following the Grupo Santander acquisition.

From a regulatory perspective, the IAS equity impact will be substituted with a charge based on the amount of the pension fund deficit that the company would have to meet by way of additional payments (over-and-above "normal" annual contributions) over the next five years.

IAS 38 – Software capitalisation – The standard requires software costs to be capitalised and amortised rather than expensed immediately. The charge to the profit and loss reflects the impairment of amounts previously capitalised following the Grupo Santander acquisition and well documented IT improvements that are expected to follow. On an ongoing basis, this impairment should lead to a minimal impact on earnings.

IFRS 2 – Stock option expensing – The treatment of share options granted to staff by subsidiaries in the shares of the parent is still being finalised by IFRIC. The present guidance is that a subsidiary should treat such options as "cash settled" in the subsidiary accounts, whereas in the parent accounts such options should be treated as "equity settled".

Abbey became a subsidiary of Grupo Santander in 2004, and at that time a number of options in the shares of Abbey were rolled over into Grupo Santander shares. The profit and loss treatment of this change is yet to be clarified, but the cumulative effect has been included as an equity adjustment.

IFRS 4 and IAS 39 – Life assurance – Under IFRS 4 contracts that are largely investment in nature (i.e. do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39. Whilst DVFP will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition costs (DAC). However, the acquisition costs that are deferrable under IAS are limited, and the DAC asset recognised will be significantly lower than DVFP reported.

There is no requirement for a statutory restatement of 2004 earnings. Instead, a proforma adjustment has been provided reflecting the positive effect of no longer recognising prior period’s DVFP on investment business, partly offset by the impact of not recognising DVFP on new investment business. As shown in the table, the impact is relatively small which reflects our current view that most of the existing book does contain an element of insurance risk. However, industry consensus is still being finalised on the precise split of products between insurance and investment, and this could alter the adjustment.

IAS 39 – Non-trading derivatives –The business model has been substantially changed with the aim of minimising the impact of IAS 39. A realistic estimate of the affect on 2004 is difficult to ascertain, but in future we expect a modest increase in earnings volatility.

IAS 39 – Credit provisions – Credit provisions under IAS will also be more volatile since general provisioning is not permitted. The proforma profit and loss charge largely reflects the lower starting position for credit provisions that would have existed had IAS been adopted prior to 2005, and does not necessarily reflect the level of ongoing provisions. In future we expect greater volatility since portfolio provision levels will be more closely linked to changes in the economic climate.

IAS 39 – Fees and commissions – Reflects the impact of origination fees receivable on loans (e.g. booking/application fees, high LTV fees, survey fees), early redemption fees receivable, and directly related incremental costs of originating loans (e.g. survey fees and introducer commissions on mortgages, and issue costs on FRNs in SPVs) being deferred and recognised in income over the expected life of the loan on an effective yield basis. The ongoing profit and loss impact based on current projections of future business levels should be slightly lower than the 2004 proforma adjustment, though influenced by multiple factors including macroeconomic factors, front-end fee levels and channel mix.

IAS 39 – De-recognition of liabilities – The standard allows liabilities to be de-recognised only when legally extinguished. The equity adjustment represents the reinstating of certain liabilities (including unclaimed dividends and dormant account balances) to their original contractual values. This standard is not expected to have any impact on 2005 earnings relative to 2004.

IAS 32 – Preference shares – Preference shares will be classified as debt, and coupon payments reflected as interest payable rather than dividends. The profit and loss impact represents this adjustment, while the equity adjustment comprises the translation of Abbey USD preference shares to local currency based on the year-end rate, compared to UK GAAP book value of historic rate.

Appendix 1: Consolidated profit and loss account

£ m	Unaudited 2004	2003	Variance
Net interest income	1,530	2,062	(532)
Dividend income	1	1	-
Fees and commissions receivable	639	767	(128)
Fees and commissions payable	(114)	(248)	134
Dealing profits	268	217	51
Income from long-term assurance business	76	(202)	278
Other operating income / (expenses)	244	(165)	409
Total operating income – continuing operations	2,626	2,711	(85)
Total operating income – discontinued operations	18	(279)	297
Total operating income	2,644	2,432	212
Administrative expenses	(2,053)	(2,014)	(39)
Depreciation of fixed assets	(81)	(112)	31
Depreciation and impairment on operating lease assets	(151)	(251)	100
Amortisation and impairment of goodwill	(20)	(38)	18
Depreciation, amortisation and impairment	(252)	(401)	149
Provisions for bad and doubtful debts	35	(474)	509
Provisions for contingent liabilities and commitments	(202)	(104)	(98)
Amounts written off fixed asset investments	80	(193)	273
Provisions & amounts written off fixed asset investments	(87)	(771)	684
Operating profit / (loss)	252	(754)	1,006
Income from associated undertakings	6	12	(6)
Profit on disposal of Group undertakings	46	89	(43)
Loss on the sale or termination of an operation	(31)	(33)	2
Continuing operations	200	(182)	382
Discontinued operations	73	(504)	577
Profit / (loss) on ordinary activities before tax	273	(686)	959
Tax on profit / (loss) on ordinary activities (1)	(144)	42	(186)
Profit / (loss) on ordinary activities after tax	129	(644)	773
Minority interests – non equity	(49)	(55)	6
Profit / (loss) attributable to shareholders (2)	80	(699)	779
Transfer from / (to) non-distributable reserve	47	(200)	247
Dividends including preference dividends (2)	(631)	(424)	(207)
Retained profit / (loss) for the period	(504)	(1,323)	819

(1) The effective tax rate of 52.75% differs from the expected 30% due to a large amount of disallowable expenses incurred in 2004, and depreciation on non-qualifying assets.

(2) The net attributable profit quoted on page 1 of £32 million is calculated by deducting preference dividends of £48 million from profit / (loss) attributable to shareholders of £80 million.

Appendix 2: Consolidated balance sheet

£ m	Unaudited 2004	2003	Variance
Cash and balances at central banks	454	439	15
Treasury bills and other eligible bills	1,990	1,631	359
Loans and advances to banks	10,148	7,155	2,993
Loans and advances to customers not subject to securitisation	79,331	84,488	(5,157)
Loans and advances to customers subject to securitisation	28,976	23,833	5,143
Less: Non-recourse finance	(15,098)	(14,482)	(616)
Loans and advances to customers	93,209	93,839	(630)
Net investment in finance leases	1,148	2,573	(1,425)
Debt securities	22,683	30,328	(7,645)
Equity shares and other similar interests	1,176	1,633	(457)
Long-term assurance business	2,968	2,272	696
Interests in associated undertakings	25	39	(14)
Intangible fixed assets	317	341	(24)
Tangible fixed assets excluding operating lease assets	246	268	(22)
Operating lease assets	2,341	2,529	(188)
Other assets	4,661	4,162	499
Prepayments and accrued income	1,195	1,230	(35)
Assets of long-term assurance funds	27,180	28,336	(1,156)
Total assets	169,741	176,775	(7,034)
Liabilities
Deposits by banks	18,412	22,125	(3,713)
Customer accounts	78,850	74,401	4,449
Debt securities in issue	21,969	24,834	(2,865)
Dividend proposed	43	245	(202)
Other liabilities	9,170	11,452	(2,282)
Accruals and deferred income	1,729	1,582	147
Provisions for liabilities and charges	870	836	34
Subordinated liabilities including convertible debt	5,360	6,337	(977)
Other long-term capital instruments	722	742	(20)
Liabilities of long-term assurance funds	27,180	28,336	(1,156)
Minority interests – non-equity	512	554	(42)
Called up share capital – ordinary shares	148	146	2
Called up share capital – preference shares	325	325	-
Share premium account	2,164	2,059	105
Reserves	306	274	32
Profit and loss account	1,981	2,527	(546)
Shareholders’ funds including non-equity interest	4,924	5,331	407
Total liabilities and shareholders’ funds	169,741	176,775	(7,034)

Appendix 3: Consolidated cash flow

£ m	Unaudited 2004	2003	Variance
Net cash (outflow) / inflow from operating activities	(2,019)	(32,678)	30,659
Returns on investments and servicing of finance:
Interest paid on subordinated liabilities	(277)	(262)	(15)
Preference dividends paid	(48)	(55)	7
Payments to non-equity minority interests	(49)	(55)	6
Net cash outflow from returns on investments and servicing of finance	(374)	(372)	(2)
Taxation:
UK corporation tax paid	(2)	(93)	91
Overseas tax paid	(10)	(6)	(4)
Total taxation paid	(12)	(99)	87
Capital expenditure and financial investment:
Purchases of investment securities	(1,713)	(3,895)	2,182
Sales of investment securities	1,796	26,462	(24,666)
Redemptions and maturities of investment securities	1,235	3,175	(1,940)
Purchases of tangible fixed assets	(155)	(532)	377
Sales of tangible fixed assets	83	194	(111)
Transfers (to) / from life assurance funds	(712)	(215)	(497)
Net cash inflow / (outflow) from capital expenditure and financial investment	534	25,189	(24,655)
Acquisitions and disposals	3,180	8,803	(5,623)
Equity dividends paid	(697)	(216)	(481)
Net cash inflow / (outflow) before financing	612	627	(15)
Financing:
Issue of ordinary share capital	13	2	11
Redemption of preference share capital	-	(124)	124
Redemption of preferred securities	-	(15)	15
Repayments of loan capital	(813)	(56)	(757)
Net cash (outflow) / inflow from financing	(800)	(193)	(607)
Increase / (decrease) in cash	(188)	434	(622)

Appendix 4: Reconciliation of trading profit and loss to statutory

£ m	2004				2003
	PFS trading	Non-trading	PBU	Total Abbey	Total Abbey
Net interest income	1,470	-	60	1,530	2,062
Non-interest income	1,130	(99)	83	1,114	370
Total income	2,600	(99)	143	2,644	2,432
Administrative expenses	(1,599)	(445)	(90)	(2,134)	(2,126)
Goodwill impairment and amortisation	-	(20)	-	(20)	(38)
Depreciation on operating lease assets	-	-	(151)	(151)	(251)
Provisions for bad and doubtful debts	(34)	80	(11)	35	(474)
Provisions for contingent liabilities	(122)	(80)	-	(202)	(104)
Amounts written off fixed asset investments	-	-	80	80	(193)
Operating profit / (loss)	845	(564)	(29)	252	(754)
Income from associated undertakings	-	-	6	6	12
Profit on disposal of Group undertakings	-	-	46	46	89
Loss on sale or termination of an operation	(31)	-	-	(31)	(33)
Profit / (loss) before tax	814	(564)	23	273	(686)

Material movements by line include:

  net interest income of £1,530 million (2003: £2,062 million) down 26%, reflecting lower early redemption charge income, and a changing business mix with lower margin new business replacing the run-off of higher margin back book in both the mortgages and savings portfolios. The fall also reflects the lower level of interest-earning assets in the PBU;
  non-interest income of £1,114 million (2003: £370 million), as a result of the non-recurrence of certain embedded value rebasing charges that affected life assurance earnings in 2003, in addition to lower loss realisations from PBU asset sales in 2004;
  administrative expenses of £2,134 million (2003: £2,126 million) were broadly in line with 2003. PFS expenses increased to £2,044 million largely reflecting expenses related to the acquisition of Abbey by Grupo Santander including redundancy and restructuring expenses. PBU expenses fell due to the reduced size of operations;
  goodwill amortisation of £20 million relates primarily to Scottish Provident;
  depreciation on operating lease assets of £151 million (2003: £251 million), down 39% reflecting the sale of leasing companies in the PBU;
  a credit provision in relation to bad and doubtful debts of £35 million (2003: £474 million charge), was driven by a release of general provisions on mortgages, and the non-recurrence of PBU provisions;
  provisions for contingent liabilities and commitments increased to £202 million (2003: £104 million) mainly due to increases in the level of other provisions; and
  a release of amounts written off fixed asset investments of £80 million (2003: £193 million charge) reflecting the disposal of PBU assets for amounts in excess of their written down value.

Appendix 5: PFS trading profit and loss

PFS total	Half 1 2004	Half 2 2004	Full Year 2004	Full Year 2003
	£ m	£ m	£m	£ m
Net interest income	798	672	1,470	1,709
Non-interest income	521	609	1,130	1,080
Total income	1,319	1,281	2,600	2,789
Operating expenses	(783)	(816)	(1,599)	(1,577)
Provisions	(68)	(119)	(187)	(191)
Trading profit before tax	468	346	814	1,021
Less:
Embedded value charges and rebasing	(24)	45	21	(443)
Re-organisation expenses	(94)	(471)	(565)	(315)
Goodwill charges	(10)	(10)	(20)	(28)
PFS profit before tax	340	(90)	250	235

Banking and Savings	Half 1 2004	Half 2 2004	Full Year 2004	Full Year 2003
	£ m	£ m	£m	£ m
Net interest income	782	728	1,510	1,720
Non-interest income	193	245	438	427
Total income	975	973	1,948	2,147
Operating expenses	(554)	(560)	(1,114)	(1,132)
Provisions	(68)	(121)	(189)	(139)
Trading profit before tax	353	292	645	876
Less:
Re-organisation expenses	(26)	(157)	(183)	(169)
Profit before tax	327	135	462	707

Investment and Protection	Half 1 2004	Half 2 2004	Full Year 2004	Full Year 2003
	£ m	£ m	£m	£ m
Net interest income	48	29	77	83
Non-interest income	104	67	171	214
Total income	152	96	248	297
Operating expenses	(37)	(46)	(83)	(58)
Provisions	-	-	-	-
Trading profit before tax	115	50	165	239
Less:
Embedded value charges and rebasing	(24)	45	21	(443)
Re-organisation expenses	(38)	(19)	(57)	(16)
Profit before tax	53	76	129	(220)

General Insurance	Half 1 2004	Half 2 2004	Full Year 2004	Full Year 2003
	£ m	£ m	£m	£ m
Net interest income	(1)	(3)	(4)	(5)
Non-interest income	57	57	114	126
Total income	56	54	110	121
Operating expenses	(20)	(20)	(40)	(48)
Provisions	-	-	-	-
Trading profit before tax	36	34	70	73
Less:
Re-organisation expenses	(3)	(13)	(16)	(41)
Profit before tax	33	21	54	32

Abbey Financial Markets	Half 1 2004	Half 2 2004	Full Year 2004	Full Year 2003
	£ m	£ m	£m	£ m
Net interest income	15	6	21	26
Non-interest income	113	178	291	223
Total income	128	184	312	249
Operating expenses	(53)	(56)	(109)	(109)
Provisions	-	-	-	-
Trading profit before tax	75	128	203	140
Less:
Re-organisation expenses	(10)	(14)	(24)	(19)
Profit before tax	65	114	179	121

Group Infrastructure	Half 1 2004	Half 2 2004	Full Year 2004	Full Year 2003
	£ m	£ m	£m	£ m
Net interest income	(46)	(88)	(134)	(115)
Non-interest income	54	62	116	90
Total income	8	(26)	(18)	(25)
Operating expenses	(119)	(134)	(253)	(230)
Provisions	-	2	2	(52)
Trading profit before tax	(111)	(158)	(269)	(307)
Less:
Re-organisation expenses	(17)	(268)	(285)	(70)
Goodwill charges	(10)	(10)	(20)	(28)
Profit before tax	(138)	(436)	(574)	(405)

Appendix 6: Ratios and other data

	2004	2003	Variance
Return on equity (%) – PFS Trading	12.1%	14.2%	-2.1%
Cost: income ratio (%) – PFS Trading	61.5%	56.5%	-5.0%
NPLs as a % of loans and advances (%) – PFS only	0.82%	0.77%	+0.05%
NPL coverage – PFS only	32.13%	54.21%	-22.08%
PFS spread (%)	1.48%	1.78%	-0.30%
Number of employees – PFS	24,299	24,813	-514
Number of branches	726	741	-15

The fall in the number of branches largely reflects the withdrawal of branches from certain Safeway Supermarket sites, which is expected to continue in Q1 2005.

Appendix 7: Credit ratings

	Long-term	Short-term
Standard & Poor’s	A+ / stable	A -1
Moody’s	Aa3 / stable	P-1
Fitch Ratings	AA- / stable	F1+

Abbey will continue to run its own funding, liquidity and capital programmes (as part of the Santander Group) with a view to maintaining stand-alone credit ratings in the AA region, and liquidity and capital requirement defined by the FSA.

In December, S&P took Scottish Mutual and Scottish Provident off credit-watch, and both now have a long-term rating of BBB+ and stable outlook.

Appendix 8: Capital

£ m	Dec 2003	June 2004	Dec 2004
Equity Tier 1	4,246	4,342	3,935
Tier 1 capital instruments	1,957	1,946	1,893
Total Tier 1 capital	6,203	6,288	5,828
Total Tier 2 capital	6,020	5,632	4,985
Less: Supervisory deductions	(4,090)	(4,133)	(4,082)
Total regulatory capital	8,133	7,787	6,731

PFS risk weighted assets	52,158	51,638	52,198
PBU risk weighted assets	8,997	5,931	3,973
Abbey risk weighted assets	61,155	57,569	56,171

Risk asset ratio (%)	13.3%	13.5%	12.0%
Tier 1 ratio (%)	10.1%	10.9%	10.4%
Equity Tier 1 ratio (%)	6.9%	7.5%	7.0%
Banking equity Tier 1 ratio (%)	4.7%	5.0%	4.4%

Summary of capital invested in Abbey’s life companies:

	Dec 2004	Restated Dec 2003
	£ m	£ m
Discounted value of future profits (DVFP)	1,540	1,605
Net assets held by long-term business funds	1,428	1,236
Embedded value of the long-term assurance business	2,968	2,841
Net assets held by the shareholder’s funds	997	1,051
Total invested in Life Assurance businesses	3,965	3,892

This analysis reflects the recapitalisation implemented when Abbey completed its review of its with profit funds in 2004. The movement in the year primarily relates to the post-tax impact of embedded value earnings, including investment variances and other adjustments. At June 2004, 25% of invested capital related to the closed with profits business and close to 40% supported the ongoing business, with the remainder not allocated to specific products.

Appendix 9: Glossary of terms

Personal Financial Services (PFS) – term used to describe the businesses within Abbey which are deemed ongoing in nature, and includes Banking and Savings, Investment and Protection, General Insurance, Abbey Financial Markets and a central function which supports these businesses.

Portfolio Business Unit (PBU) – refers to the businesses not deemed ongoing and in the process of being exited.

PFS trading profit before tax – is management’s preferred profit measure when assessing the performance of PFS businesses. It is calculated by adding back non-trading charges from PFS profit before tax.

Non-trading charges – comprises embedded value charges and rebasing (including investment variances compared to assumptions, and specific life-related non-recurring adjustments), re-organisation expenses (including cost programme implementation, costs associated with meeting regulatory change, post-acquisition expenses and certain asset write-downs), and goodwill charges.

PFS trading income – calculated as statutory income excluding non-trading charges (in most instances embedded value charges and rebasing).

PFS trading expenses – calculated as statutory expenses excluding non-trading charges (re-organisation expenses and goodwill charges).

PFS trading cost: income ratio – a measure of business efficiency, calculated by dividing PFS trading expenses by PFS trading income.

PFS trading return on equity – calculated as PFS profit attributable to shareholders over total equity Tier 1.

Embedded value (EV) – the sum of the net asset value and the net present value of the future profits on life policies in force at the balance sheet date.

PFS banking spread – defined as interest received (mortgage, unsecured personal loans and overdraft interest less suspended interest) over average interest-earning assets, less interest payable (savings, in-credit bank accounts) over interest-bearing liabilities (including an element of wholesale funding).

Loan-to-value (LTV) – a credit quality measure used to compare the value of a mortgage to the value of the underlying property.

International Financial Reporting Standards – a new set of accounting rules which apply to all European-listed entities for all reporting periods from 1 January 2005.

Banking equity Tier 1 – an internal measure which illustrates the impact on the equity tier 1 ratio assuming that the capital invested in the long-term assurance business were supported by Abbey Group capital in the same proportion as its banking businesses.

Background

On 12 November 2004, Grupo Santander acquired Abbey National plc (Abbey). Grupo Santander is Spain’s largest financial services group and the ninth largest worldwide by market capitalisation. It has a presence in 40 countries, with 130,000 employees serving more than 35 million customers through a network of 10,000 branches. It is the largest financial services group in Latin America, and has the third largest consumer finance business in Europe. The bank focuses on retail banking, which makes up 85% of revenues, but also offers a wide range of other banking and financial services.

Disclaimer

Banco Santander Central Hispano, S.A. is currently in the process of obtaining a secondary listing on the London Stock Exchange. Pursuant to the rules of the UK Listing Authority, where a profit forecast or estimate is made, the principal assumptions upon which the issuer has based its forecast or estimate must be stated, and such forecast or estimate must be examined and reported on by the issuer’s auditors and by the listing sponsor. In practice, such a process would materially affect the time schedule of the listing and, accordingly, precludes us from publishing any profit forecast or estimate. As such, nothing in this press release constitutes or should be construed as constituting a profit forecast.

This document does contain certain "forward-looking statements" with respect to certain plans of Abbey National plc ("Abbey") and its current goals, plans, expectations and assumptions relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, which are beyond Abbey’s control. These include, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation / deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey’s forward-looking statements.

Other information

1. The financial information set out in the preliminary announcement does not constitute the company’s statutory accounts for the year’s ended 31 December 2003 and 2004. The financial information for the year ended 31 December 2003 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on these accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2004 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the company’s annual general meeting.

2. The financial information in this preliminary announcement is prepared on the basis of the accounting policies as stated in the previous year’s financial statements, with the exception of a presentational change such that interest, recognised on an accruals basis, on mark-to-market securities and money market instruments is now classified within dealing profits rather than in net interest income. This has no impact on profit. The consolidated profit and loss in Appendix 1 reflects this change in presentation.

3. The preliminary announcement was approved by the board of directors of Abbey National plc on 24 February 2005.

4. The audit report for the statutory accounts for the year ended 31 December 2004 is yet to be signed.

Contacts

Thomas Coops (Communications Director) 020 7756 5536

Jon Burgess (Head of Investor Relations) 020 7756 4182

Christina Mills (Head of Media Relations) 020 7756 4212

For more information contact: investor@abbey.com.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 25th February 2005	By: /s/ Shaun Coles
(Authorised Signatory)